November 6, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-1
File No. 333-282850

Ladies and Gentlemen:

Sonnet BioTherapeutics Holdings, Inc. hereby requests that its acceleration request dated November 6, 2024 be withdrawn. Please call Steven M. Skolnick of Lowenstein Sandler LLP at 973-597-2476 with any questions.

Sincerely,

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

By:	/s/ Pankaj Mohan
Name:	Pankaj Mohan
Title:	Chief Executive Officer